

November 18, 2011

Michael James Gobuty
Chief Executive Officer and Chief Financial Officer
Solar Energy Limited
73200 El Paseo, Suite 2H
Palm Desert, California, 92260

  Re: Solar Energy Limited
     Form 10-K for the Year Ended December 31, 2010
     Filed April 27, 2011
     File No. 1-14791

Dear Mr. Gobuty:

   We note that your financial statements for the years ended December 31, 2010 and 2009 were audited by BehlerMick PS. We understand that effective November 1, 2011, BehlerMick PS has ceased operations and no longer practices public accounting.

   In accordance with General Instruction B to Form 8-K, an Item 4.01 Form 8-K was required to be filed within four business days of the resignation or dismissal of BehlerMick PS. Please file an Item 4.01 Form 8-K within four business days of receipt of this letter. Please include all of the information required by Item 304 of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from BehlerMick PS because they have ceased operations and no longer practice public accounting, please clearly disclose this in your Form 8-K.

   Furthermore, please be advised that you are not in compliance with your reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934. Several of your periodic reports are delinquent, including your Forms 10-Q for all quarterly periods during 2011. Please file such reports as soon as practicable. If you are unable to file such reports immediately, please provide us with an explanation of the reasons for your inability to file and an estimate of when you believe each delinquent report will be filed.

   If you have any questions, please direct them to Yong Kim, Staff Accountant, at (202) 551-3323. In her absence, you may contact me at (202) 551-3737.

         Sincerely,

         /s/ Jennifer Thompson

         Jennifer Thompson
         Accounting Branch Chief